Filed by Tele Sudeste Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus applicable to that Company (or, in the case of holders of ADSs or shares of TCP, other applicable information disseminated by TCP) when it becomes available, because they will contain important information. The U.S. prospectuses prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart will be filed with the SEC as part of Registration Statements on Form F-4 of TCP. Investors and security holders may obtain a free copy of the applicable U.S. prospectus (when available) and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the applicable U.S. prospectus (when available) may also be obtained for free from TCP.

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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TABLE OF CONTENTS

The following documents relate to the proposed corporate restructuring of the Companies:

1.	Deloitte Touche Tohmatsu Book Value Report regarding TSD

DELOITTE TOUCHE TOHMATSU BOOK VALUE REPORT REGARDING TSD

Tele Sudeste Celular Participações S.A. Book Value Report Prepared in Accordance with the Provisions of Law No. 6,404, of December 15, 1976 Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT PREPARED IN ACCORDANCE WITH THE PROVISIONS OF LAW No. 6,404, OF DECEMBER 15, 1976

I—INTRODUCTION

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accounting firm, with main office in the city of São Paulo, at Rua José Guerra, 127, CNPJ/MF (corporate taxpayer identification number) No. 49.928.567/0001-11, as the assigned appraiser, as provided for in article 8 of Law No. 6,404, of December 15, 1976, in response to your request, performed a review of the net assets as of September 30, 2005 of Tele Sudeste Celular Participações S.A., a corporation, located at Praia de Botafogo, 501—7º andar, Municipality of Rio de Janeiro, State of Rio de Janeiro, CNPJ/MF No. 02.558.129/0001-45, hereinafter referred to simply as the Company, for purposes of corporate reorganization and/or restructuring.

II—DESCRIPTION OF ASSETS

The net assets, the subject to the review, were determined based on the Company’s trial balance as of September 30, 2005 and comprise the following asset and liability balances:

Deloitte Touche Tohmatsu

R$, cents omitted
ASSETS

Cash and banks	75,247
Cash investments	56,588,394
Interest on capital	28,002,038
Deferred and recoverable taxes	59,827,524
Other assets	1,255,445
Investments	1,990,421,442
Property, plant and equipment, net	107,587

Total assets	2,136,277,677

LIABILITIES

Payroll and related accruals	445,221
Trade accounts payable	4,822,762
Taxes payable	2,581,708
Interest on capital	35,495,646
Reserve for contingencies	2,242
Other liabilities	44,103,694

Total liabilities	87,451,273

Funds for capitalization	131,401

NET ASSETS	2,048,695,003

The net assets as of September 30, 2005 include a special goodwill reserve in the amount of R$166,859,893 (one hundred and sixty-six million, eight hundred and fifty-nine thousand, eight hundred and ninety-three Brazilian reais), which will be capitalized in favor of the controlling shareholders upon the realization of the corresponding tax benefits, and the other shareholders will have preemptive right, according to the provisions of article 171 of Law No. 6,404/76, with any funds arising from the exercise of the preemptive right being paid to the controlling shareholders.

III—PROCEDURES APPLIED

In order to ascertain the adequacy of the book values of assets and liabilities, which determine the net assets of the Company as of September 30, 2005, the undersigned performed its examinations by adopting usual procedures for audit of the financial statements applicable in the circumstances, according to standards approved by the Federal Accounting Council. Therefore, the examinations comprised: (a) determining the extent of the audit procedures, considering the materiality of the asset and liability balances that make up the net assets; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s management.

Deloitte Touche Tohmatsu

IV—DETERMINATION OF NET ASSETS

The net assets of the Company were determined in accordance with Brazilian accounting practices, which include standards established by Brazilian corporate law, accounting standards and procedures issued by the Brazilian Securities Commission (CVM), and standards applicable to concessionaires of public telecommunications services. The criterion adopted for appraising the net assets of the Company was book value.

V—BOOKS AND BOOKKEEPING

The books of the Company meet all legal and tax requirements and were kept in accordance with Brazilian accounting practices, uniformly and consistently applied.

The details of assets, rights and obligations that make up the net assets are in possession of the Company in the form of subsidiary records and analytical reports.

VI—INEXISTENCE OF CONFLICT OF INTERESTS AND LIMITATIONS

We confirm that:

a)	In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any circumstances that represent conflict of interests in relation to the Company or to the Company and its controlling shareholders or to the service previously described. In addition, we have no direct or indirect interest in the Company or in any company related to it.

b)	We are not aware of any action by the controlling shareholder or management of the Company to influence, limit, hamper or perform any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusion of our work.

VII—CONCLUSION

As a result of the examinations and analyses performed, we concluded that the net assets of the Company as of September 30, 2005, computed based on the criteria described above, are R$2,048,695,003 (two billion, forty-eight million, six hundred and ninety-five thousand and three Brazilian reais).

Deloitte Touche Tohmatsu

VIII—CLOSING

Thus, we have completed our work and sign this appraisal report in three counterparts of equal content for all legal purposes.

São Paulo, December 4, 2005

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos do Prado Engagement Partner